Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
NRG Yield, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑190071) on Form S-8 and registration statement (No. 333-201594) on Form S-3 of NRG Yield, Inc. of our report dated May 22, 2015, with respect to the consolidated balance sheets of NRG Yield, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2014, which report appears in the Current Report on Form 8-K of NRG Yield, Inc. dated May 22, 2015.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 22, 2015